EXHIBIT 99.1

Stantec joins Cloud Partner Program with four products available in the Microsoft Azure Marketplace

Microsoft customers can access planning and risk-mitigation products to support their communities

EDMONTON, Alberta, Dec. 14, 2022 (GLOBE NEWSWIRE) -- TSX, NYSE:STN

Stantec, a global leader in sustainable design and engineering, announced the availability of four critical digital products in the Microsoft Azure Marketplace, an online store providing applications and services. Customers of these digital solutions can now take advantage of the productive and trusted Azure cloud platform with streamlined deployment and management.

“Stantec’s collaboration with Microsoft is a great step forward for our Innovation Office team,” said Gord Johnston, Stantec president and chief executive officer. “Since being established in 2020, our Innovation Office has created tools and products that have revolutionized our work and our ability to support our clients. Stantec and Microsoft can now easily deliver the knowledge of our talented scientists, engineers, and designers through these offerings.”

The following four tools can now be accessed on the Azure Marketplace:

Financial Analysis & Management System (FAMS)

Developed for small and mid-sized municipalities and utilities, FAMS is a financial modelling and planning application that allows users to quickly create sustainable financial plans. FAMS empowers users to forecast and model the “what ifs,” understand the impacts of changing conditions, evaluate options quickly, and take decisive actions—all in a convenient, cloud-based, and easy-to-use planning tool. Access to FAMS includes updates, so users are always modelling with the latest innovations and features available.

Flood Manager

Time is critical when facing potential flood risk, particularly as severe major weather events become more frequent. Flood Manager is a secure, cloud-based platform that increases the capacity to better understand potential flood risk in a shorter period of time. This tool quickly loads and processes a variety of flood models with automated quality analysis, data post processing, and reporting to assist engineers’ validation and confidence. Enabling a quick assessment to realize new risks before they arise, Flood Manager helps users get ahead and put measures into place to mitigate potential impact.

Flood Predictor

Using machine learning to provide accurate, data-driven results in near real-time, Flood Predictor is a secure, cloud-based solution that provides insights on when and where a flood event is most likely to happen, helping clients optimize their decision making. Flood Predictor is powered by data and engineering features that improve results from machine learning, creating a first-of-its-kind methodology that can analyze flood hazards, project future climate scenarios, incorporate local adaptation, and validate data against government records.

Connect Platform

Suitable for all industries, the Connect platform contains the pre-configured Microsoft Azure building blocks needed to deliver secure, on-demand digital science, engineering, and design products and services. These secure building blocks include services for cloud-scale parallel computing, machine learning and analytics, visualization, the Internet of Things connectivity, and a growing catalogue of micro-services that allow clients to reimagine the possibilities of digital-assisted science, engineering, and design.

“Stantec is excited to work with Microsoft and see our Innovation Office products on the Microsoft Azure Marketplace,” said Eric Monteith, Stantec director of innovation. “With Microsoft, we are now amplifying global access to cloud-based tools that change the way our clients and communities plan, estimate, budget, and mitigate risk. This is just the beginning of our relationship with Microsoft, to get Stantec’s digital tools in the hands of those who need it.”

The Azure Marketplace is an online market for buying and selling cloud solutions certified to run on Azure. The Azure Marketplace helps connect companies seeking innovative, cloud-based solutions with partners who have developed solutions that are ready to use.

“Through Microsoft Azure Marketplace, customers around the world can easily find, buy, and deploy partner solutions they can trust, all certified and optimized to run on Azure,” said Jake Zborowski, general manager, Microsoft Azure Platform at Microsoft Corp. “We’re happy to welcome Stantec’s solutions to the growing Azure Marketplace ecosystem.”

Stantec’s Innovation Office develops new services, products, and business lines that help meet client and community challenges. Stantec’s innovation strategy combines proven ideas with curiosity, creativity, and digital-forward approaches.

For more information on Stantec’s Innovation Office check out Stantec’s latest podcast on Apple Podcasts or Spotify or visit the Stantec innovation office website.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That’s why at Stantec, we always design with community in mind.

We care about the communities we serve—because they’re our communities too. This allows us to assess what’s needed and connect our expertise, to appreciate nuances and envision what’s never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We’re designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN.

Media Contact
Ashley Warnock
Stantec Media Relations
Ph: (780) 969-6610
ashley.warnock@stantec.com

Design with community in mind